



Strengthened platform in a complex environment

Helge Lund, president and CEO
4Q and annual results 2006

STATOIL

Forward looking Statements

This Presentation contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil's oil and gas production forecasts; production costs and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; reserve information; expected exploration and development activities or expenditures; expected start-up of new projects; expected gains from the sale of assets; expected acquisitions or dispositions of assets; expected redemption of long-term debt; expected dividends to be paid are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as "will", "expects", "is expected to", "should", "may", "is likely to", "intends" and "believes". These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil's business, is contained in Statoil's 2005 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil's web site at www.statoil.com.

Use and reconciliation of non-GAAP financial measures

Statoil is subject to SEC regulations regarding the use of "non-GAAP financial measures" in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil's 2005 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio

STATOIL

A volatile price environment

Brent Blend
(USD /bbl)



NBP day-ahead gas price
(pence /therm)



STATOIL

Strengthened platform in a complex environment

- Best annual net result
- High level of project and exploration activity
- Strengthened position for international growth
- Strong downstream performance
- Continued HSE improvement




Knotty Head (25%)
Sturgis (25%)
Tahiti (25%)
Caesar (17.5%)
Claymore (25%)
Tonga (25%)
Puma (2.25%)
Tiger 25%)
Jack (25%)
Big Foot (27.5%)
St Malo (6.25%)


Gjøa
Camilla/Belina
Fram B
Gas export
El power
from shore

Strong quarterly result



- EBIT down 6%
  - Gas price up 16% in NOK
  - Oil and gas lifting down 9%
- Net income up 41%

STATOIL

All-time-high full year results



- EBIT up 23% from 2005
  - Oil price up 20% in NOK
  - Gas price up 32% in NOK
- Net income up 32%

STATOIL

Competitive ROACE of 27%



12-month rolling ROACE based on reported results for 4Q 2006
Source: Morgan Stanley
* Morgan Stanley estimates

STATOIL

2006 production as guided



1 Based on an average oil price in 2006-2007 of USD60/bbl

SEC reserve replacement

3-year average
94%

Proved reserves
4,185 mill boe at 31 Dec 06



2004   2005   2006



Gas   Oil

Findings in line with DeGolyer & MacNaughton's independent assessment of Statoil's proved reserves

STATOIL

High level of exploration activity in 2006

- 41 wells completed*

- 21 discoveries*

- New acreage on NCS and internationally



*including 4 exploration extensions with 2 discoveries

STATOIL

Continued HSE improvements

Serious incident frequency*



3.2		
	2.3	
		2.1
2004	2005	2006

Dropped objects



Gas leaks



Sustainability



People



* SIF per 1 million working hours

STATOIL

E&P Norway- Record annual EBIT



EBIT in NOK down 6% from 4Q 2005

- Gas transfer price up by 22%
- Gas lifting down by 1%
- Oil lifting down by 11%

Active year

- Five projects sanctioned
- High project and exploration activity

STATOIL

Supporting production growth

Drilling efficiency

Significant build-up

New fields on stream

Higher gas export



STATOIL

International E&P - record annual earnings



- EBIT up 57% from 4Q 2005[1]

  - Oil price up 5% in USD

  - Oil and gas lifting down 18%

  - Decreased volumes owing to PSA effects

  - New fields on stream

  - High level of exploration activity

  - Further development of international portfolio

[1] Includes impairment of South Pars 6-8 by NOK 2.2 bn

STATOIL

Unit costs increasing



[1] Based on new normalisation assumptions, this equals NOK 26.2 per boe
[2] Based on the production target of 1 300 mboepd

STATOIL

Natural Gas – strong earnings



EBIT[1] down 4% from 4Q 2005

- Average gas price up 16%
- Transfer price up 22%

[1] Natural Gas EBIT does not include International E&P gas volumes

STATOIL

M&M - continued improvements



NOK bn

0.3			1.5				
1.6	0.2	0.2			2.8		
	1.4	1.2	1.2	1.2		1.9	1.1

1Q 2Q 3Q 4Q   1Q 2Q 3Q 4Q

2005   2006

Borealis, divested 4Q 2005

- Continued high regularity

- Continued improvements in retail

- Strong trading result

- Record methanol prices

STATOIL

Net debt to capital employed

Net debt



Net debt to capital employed*



*   Net debt to capital employed ratio = Net interest-bearing debt/capital employed
** Adjusted for increase in cash for tax payment

World-class investment programme



^{1} Of which NOK 6.8 bn was paid in 2003

^{2} Includes NOK 13.3 bn GoM asset purchase

^{3} Includes NOK 4.6 bn GOM asset purchase

^{4} Excludes acquisitions

STATOIL

Record distribution to shareholders

Total distribution - NOK per share



Total
- Buy-back
- Special
- Ordinary

9.12 cash payout

STATOIL

Guiding and targets

2007 guiding

- Exploration expenditure (NOK bn)   ~ 8
- Capex 2005-2007 (NOK bn)   ~ 120[1]

2007 targets

- Production (1 000 boepd)   1 300[2]
- Production cost (NOK/boe)   27-28[2,3]

[1] Excluding acquisitions

[2] Based on an average oil price of USD 60 per bbl

[3] Normalised at NOK 6.00/USD and adjusted for PSA effects

STATOIL

Strengthened platform in a complex environment

- Best annual net result
- High level of project and exploration activity
- Strengthened position for international growth
- Strong downstream performance
- Continued HSE improvement




Knotty Head (25%)
Sturgis (25%)
Tahiti (25%)
Caesar (17.5%)
Claymore (25%)
Tonga (25%)
Puma (2.25%)
Tiger 25%)
Jack (25%)
Big Foot (27.5%)
St Malo (6.25%)


Gjøa
Camilla/Belina
Fram B
Gas export
El power
from shore

STATOIL



Business update 4Q 2006

Content

STATOIL

Five dynamic years

2001	2006
USD 25/bbl	USD 65+/bbl
Expected political stability	Increased political uncertainty
Cost and returns	Growth and reserves


The Economist
The day the world changed

2001


The Economist
A world of terror

2002


The Economist
The end of the Oil Age

2003


The Economist
China's growth spreads inland

2004


The Economist
The oiloholics

2005


The Economist
The war beyond the war

2006

STATOIL

Consistent performance since the IPO


Production
1,000 boepd
ROACE
Per cent
E&A wells
No. completed
RRR
3 yr average
1,200
1,100
1,000
900
800
700
600
30
25
20
15
10
5
0
40
35
30
25
20
15
10
5
0
1.1
1.0
0.9
0.8
0.7
0.6
0.5
2001
2003
2005

STATOIL

Sources and uses of cash
YTD December 31, 2006



Crossing energy frontiers

Maximise value creation from the NCS



Develop international growth platforms



Grow our gas business



Add value from downstream



World-class project execution and technological front-runner



STATOIL

High-quality portfolio for continued growth

	Type of field	Peak plateau in boepd[1]	Production start
In Amenas[2]	Gas	28 000	
Dalia	Oil	27 000	
ACG East Azeri	Oil	20 000	2006
Fram East	Oil	9 000	
Shah Deniz, phase I	Gas	37 000	
Ormen Lange	Gas	50 000	
Statfjord late-life	Gas	43 000	
Snøhvit	Gas	40 000	
Volve	Oil	30 000	2007
Skinfaks/Rimfaks IOR	Oil	22 000	
Gulltopp	Oil	11 000	
Rosa	Oil	18 000	
Tordis IOR	Oil	8 000	
Agbami	Oil	40 000	
ACG, phase III	Oil	35 000	
Alve	Gas	18 000	2008
Tahiti	Oil	30 000	
Sleipner B Compression	Gas	10 000	

The list is not exhaustive

[1] Statoil equity share at USD 30/bbl assumption

[2] Although a gas field, the licence partners will receive their remuneration as condensate and LPG

STATOIL

Setting a bold example in the north
Snøhvit



Barents Sea

Norwegian Sea

North Sea

- Advanced well-stream transport

- Pioneering approach

- Progress according to revised plan

- Challenging until completion

STATOIL

Breaking technology barriers
Tyrihans



- First subsea raw seawater injection system

- «From modem to broadband»

- Supplier cooperation securing capacity



Barents Sea

Norwegian Sea

North Sea

STATOIL

Extending production in the North Sea
Statfjord Late Life



- Transforming producing platforms

- Increasing oil recovery to 68 per cent

- Increasing gas recovery to 75 per cent



Barents Sea

Norwegian Sea

North Sea

STATOIL

Driving technology development


Reservoir managemen t
Environmental technology
Exploration technology
Subsea field development
Gas chain technology

Building blocks for more cost-efficient developments

Improved oil and gas recovery

✓ Tordis: 2007

Subsea separation
Sand handling
2 x 2.5 MW
12 km step out



✓ Tyrihans: 2009

Subsea raw seawater injection
2 x 3 MW
35 km step out



Åsgard: 2012

Subsea wet gas compressor 2 x 8 MW
47 km step out


Mikkel til Midgard/Åsgard B

Snøhvit / Troll: 2015 -2020

Subsea compression plant. Large step-out



Arctic production:

Subsea compression plant. Large step-out and large duty



✓Sanctioned

STATOIL

Handling increasing complexity
Subsea field development

- Challenges:
  - Low pressure reservoirs
  - Longer distances
  - Greater water depths
- Toolbox:
  - Processing and compression
  - Well stream transport
  - All-electric systems



High pressure, high temperature (HPHT) fields Development in complexity



Complexity

Time

Huldra

HP

Kvitebjørn

HP

Depleted reservoirs

Kristin

HPHT

Subsea

Horizontal wells

Depleted reservoirs

New developments internationally

• Gulf of Mexico

• Venezuela

New projects NCS

• Valemon

• Gudrun

• Morvin

STATOIL

World Class on IOR
. . . due to strong capabilities in reservoir management



4D seismic

Advanced wells and cost-efficient infill drilling

Reservoir modelling

Water and gas injection

Expected ultimate recovery factors

	1986	1996	2004	Current ambition
Statfjord	49 %	61 %	68 %	70 %
Gullfaks	46 %	49 %	61 %	70 %

STATOIL

Exploration wells 2006

Completed or ongoing wells:

- 17 wells was completed
  - 11 Statoil operated
  - 6 partner operated
- 6 wells ongoing at year-end
  - 2 Statoil operated
  - 4 Partner operated
- 4 exploration extensions have been drilled in 2006


Uranus
Tornerose
Goliath S
Goliath W*
Goliath S
Goliath W
Valkyrie 1
Trost
Zita*
Morvin
Onyx W*
Antares
Edvarda
Hans*
Turmalin
Apollo
Astero
Biotitt / Albitt*
Blåmann
Gudrun
Wishbone
Biotitt*
Kogge
Lisensstatus 20.des.2006
SOL lisenser
POL lisenser
Andre lisenser
Seismiske områder

* Ongoing wells

INT Exploration drilling 2006



UK/The Faeroes
- Benbecula North **(Shell)**, UK
- Brugdan **(Statoil)**, the Faeroes
- Rosebank G **(Chevron)**, UK

Azerbaijan
- SDX-4, Shah Deniz **(BP)**

GOM
- Tucker **(BP)**
- Jack well test **(Chevron)**
- Grand Cayman **(KMG)**
- Bonsai **(BP)**
- Claymore (3 wells) **(KMG)**
- Tonga GC771 **(Chevron)**
- Julia **(Shell)**

3/2

9/7

1/0

1/0

1/1

1/1

11/9

Venezuela
- Cocuina-2, Plataforma Deltana **(Statoil)**

Algeria
- HTJ-2 Hassi Mouina **(Statoil)**

Angola

Block 15 (ExxonMobil)
- Reco Reco-2
- Tchihumba-2

Block 17 (Total)
- Orquidea-2
- Violeta-2

Block 31 (BP)
- Urano-1 S69
- Astraea-2
- Mimas-1, S28
- Titania S55
- Terra S42
- Cordelia
- Miranda

Nigeria
- Kiniun-1, OPL 324, **(Petrobras)**

X/Y means that in 2006 wells with activity X so far, Y have been completed

STATOIL

Secured rig capacity

Added 10 rig years for the period

2008 – 2012 during 4q

- – Well covered for production drilling through 2q 2009
- – Most of needed capacity for international operations covered through 2010



Aker newbuild

STATOIL

One shelf, distinct provinces



Capture frontier potential
Crossing energy frontiers

Mature opportunities
Options for the long term

Accelerate growth
Strengthen strategic position

Leverage infrastructure
Maximise value creation

Barents Sea

Norwegian Sea

North Sea

STATOIL

APA (Awards in Predefined Areas) 2006

- Announcement was January 21, 2006
  - 192 blocks or part of blocks were announced
  - 11 more blocks were announced compared to APA2005
- UPN LET has evaluated the announced blocks to find new opportunities, and to secure new resources to existing infrastructure
- Application deadline was September 29, and Statoil applied for 6 new areas/licences, and 6 extensions of existing licences (9 as operator and 3 as partner), a total of 12 areas
- In January 2007 Statoil were awarded interests in eight production licences, including six operatorships, in the North and Norwegian Sea



STATOIL

High activity level

19 projects on stream in 2005, 2006 and 2007



Tromsø Patch:
Snøhvit
Goliat
Snøhvit train 2

Halten-Nordland:
Urd
Norne K-template
Åsgard Q-frame
Kristin
Ormen Lange
Tyrihans
Alve
Skarv/Idun
Trestakk
Morvin
Luva

Troll-Sleipner:
Fram Øst
Troll pre-compression
Huldra tale production
Oseberg satellites*
Volve
Sleipner B compression
Camilla/Belinda/Fram B
Gjøa
Valemon
Troll further development
Tommeliten Alpha
Dagny
Gudrun/Sigrun

Tampen:
Statfjord late life
Visund gas
Tordis IOR
Gulltopp
Gimle
Skinfaks/Rimfaks IOR
Snorre/Vigdis IOR
Gullfaks late life

Projects:
● Sanctioned
● Non-sanctioned

* Osbeberg Sør J-structure, Oseberg western flank and Oseberg delta

STATOIL

Kristin – status 4Q

- Completed new well January 28th 2007

  – 8 out 12 wells completed

- Limitations on pressure depletion gives restrictions on production until all wells are completed

  – New schedule for plateau production expected summer 2007



STATOIL

Kvitebjørn - temporary production decrease

- Kvitebjørn reduced production temporarily by 50 percent from December 23 2006 for a period of five months to:

  - enable sound reservoir management and safe drilling operations

  - enable drilling of three additional wells

- Troll gas flex (flexible production permit) will be utilized to counteract the curtailment and secure regular supply

- First of three remaining wells are now being drilled



E&P Norway 2006

- 5 new project on stream

- 5 projects sanctioned

- 21 completed exploration wells from
  - 16 exploration wells
  - 1 appraisal wells
  - 4 extension wells

- 10 discoveries from
  - 7 exploration wells
  - 1 appraisal wells
  - 2 extension well

- 4 licences awarded

New production



Exploration



New licences



STATOIL

Accelerated international production growth

International production
mboepd



* Based on new oil price assumption of USD 60/bbl



STATOIL

Strong production growth in Angola

- Current entitlement production above 70,000 boepd

- Several developments in progress

- Continued exploration success

- 13.33% ownership in blocks 15, 17 and 31



Partner in key regional energy projects Azerbaijan

- Azeri-Chirag-Gunashli oil development:
  - Phase I & II on stream
  - Phase III on stream 2008
- Baku-Tblisi-Ceyhan oil pipeline
  - First cargo loaded Ceyhan June 2006
- Shah Deniz phase I and SCP
  - Start-up 4Q 2006 (production currently suspended)
  - Assumed re-start by end 1Q 2007
  - Additional phases under evaluation



Building a strong position in Algeria

- In Salah
  - Algeria's third largest gas development
  - Production started July 2004
- In Amenas
  - Algeria's fourth largest gas development
  - Production started June 2006
- Hassi Mouina - exploration licence
  - Drilling started November 2006
- Cooperation with Sonatrach
  - LNG imports to Cove Point
  - MoU for joint developments



STATOIL

Building on unique technology competence

Gulf of Mexico



2004-2005

2005-2006

2007–2009

Learn	Build	Execute
		Statoil operator
	Acquisitions Encana Plains Anadarko	**Portfolio high-grading**
Exploration Farm-in Chevron ExxonMobil	**Exploration** Farm-in KMG, BP Lease acquisitions	**Exploration** Lease acquisition

Strengthening the Gulf of Mexico portfolio

Partner in eleven high quality discoveries in deepwater US GoM


Houston
New Orleans
Statoil Partner
Statoil operated
XOM/Statoil AMI blocks
Sturgis (25%)
Knotty Head (25%)
Claymore (25%)
Tahiti (25%)
Puma (2.25%)
Caesar (17.5%)
Big Foot North prospect (adding 15%, 27.5% in total)
Tonga (25%)
Big Foot (adding 15%, 27.5% in total)
Jack (25%)
Tiger (25%)
St Malo (6.25%)

Statoil's activities in Venezuela



Caracas
Trinidad & Tobago
Puerto La Cruz
Block 4
Maturin
Jose
Plataforma Deltana
Maracaibo
Orinoco
Venezuela
Guyana
Suriname
Colombia
Brazil

Block 4
Plataforma
Deltana
Block 3
Block 5
Venezuela

A major gas player in Europe

Estimated market position
in 2007 based on current contracts*

Statoil of total (%)	Country
~20%	Germany
	France
	Belgium
	Ireland
10-15%	Austria
	Czech Rep
	Netherlands
5-10%	Spain
	UK
<5%	Italy
	Turkey


Norne
Åsgard
Heidrun
Kristin
Haltenpipe
ÅTS
Ormen Lange
Tjeldbergodden
Statfjord
Troll
Mongstad
Frigg
Kollsnes
Vesterled
Kårstø
Sleipner
St Fergus
Europipe II
Ekofisk
Europipe I
Langeled
Norpipe
Teesside
Zeepipe I
Franpipe
Easington
Emden
Bacton
Zeebrugge
Dunkerque

* Based on current contracts; Statoil including SDFI

Natural gas prices



Forward curve as of January 30, 2007
Source: German statistical office, P. Heren, IPE, Platts, NYMEX

STATOIL

Indigenous gas production

OECD Europe gas production

1995 - 2020



- Norway: largest producer in OECD Europe; and growing
- UK: uncertainty related to pace of reduction
- Netherlands, other OECD Europe on modest decline

Sources: Norway (MPE), otherwise Wood Mackenzie

STATOIL

Cove Point expansion approved

- FERC approval received 15 June, official ground-breaking took place on 5 October

- Agreement between Statoil and Dominion involves annual terminal capacity rights of approx 7.7 bcm of gas for a 20-year period

- Expansion expected to be in operation 1Q 2009



Statoil capacity increases
from 2.4 to 10.1 BCM/Year

STATOIL

Executing large and complex projects
Langeled pipeline project

• Precision in planning

• Delivered on time,
  NOK 3 bn under budget





Langeled
42″ pipeline from Nyhamna to Sleipner
Tie in facilities at Sleipner Riser
44″ pipeline from Sleipner to Easington UK
Terminal facilities Easington (Centrica)
Statoil share: 15%

Southern Leg operational from 01.10.06
Northern Leg operational from 01.10.07

STATOIL

Supplementary information

STATOIL

Statoil group
EBIT – changes 4Q 05 to 4Q 06



Statoil group
EBIT – changes YTD 05 to YTD 06



Statoil group
EBIT – changes 3Q 06 to 4Q 06



STATOIL

Financial items

4Q 06	4Q 05	Financial items Statoil group	YTD 06	YTD 05
678	428	Interest and other financial income	2 151	1 438
2 368	(1 944)	Currency exchange adjustments, net	3 286	(5 835)
(378)	(347)	Interest and other financial expenses	(1 262)	(539)
143	348	Realized and unrealized gain (loss) on securities, net	639	1 424
2 811	(1 515)	**Net financial items**	4 814	(3 512)

Long-term debt redemption profile per 31 December 2006



Net financial items 2006



Items impacting income statement 4Q 2006

(NOK billions)	Before tax	After tax
Underlift 12 000 bbl/day (UPN)	(0.5)	(0.1)
Mark to market evaluation, FAS 133 (NG)	0.2	0.1
Sale of Irland retail (M&M E&R)	0.6	0.5
New tax rule and temporary differences on intercompany transactions		2.0

Equity analysis and pension liabilities

Equity analysis

The change in equity from 2005 to 2006 is compromised of the following (in NOK bn):

Shareholders equity 2005:   106.6

Net profit for 2006:   40.6

Change in other comprehensive income: -3.7*

Dividends paid in 2006:   -17.8

Equity reduction: -3.5**

Shareholders equity 2006:   122.2

Retained earnings: NOK 15.6 bn for 2006

Pension liabilities

Statoil's pension liabilities at year end 2006 amount to NOK 27bn of which NOK 24bn is covered

*= fair value adjustment of pensioncosts (1.9 bn) and fx in connection with fx transalation of share capital in subsidiary company (2.0 bn)

**= share buy-back

STATOIL

EPS and shareholder distribution

	2003	2004	2005	2006
EPS	7.64	11.50	14.19	18.79
DPS	2.95	3.20	3.60	4.00
Share buy back	-	-	-	1.55
Special dividend	-	2.10	4.60	5.12
Pay-out ratio	39%	46%	58%	57%

Exploration Statoil group

NOK mill

4Q 2006	4Q 2005	Exploration expenditure	2006	2005
1980	1093	Exploration expenditure (activity)	7451	4337
404	3	Expensed, previously capitalised exploration expenditure	667	158
-467	-358	Capitalised share of current period's exploration activity	(2454)	(1242)
1917	738	Exploration expenses	5664	3253

NOK mill

4Q 2006	4Q 2005	Exploration expenses	2006	2005
644	271	Exploration expenses - Norway	2642	1818
1273	467	Exploration expenses - International	3022	1435

Exploration 2006



Exploration activity



STATOIL

Proved reserves

		Oil & NGL mill boe	Gas mill boe	Oil, NGL & gas, mill boe
Proved reserves - Statoil group				
Year				
2003	Revisions and improved recovery	151	56	206
	Extensions and discoveries	43	144	186
	Purchase of reserves-in-place	0	0	0
	Sales of reserves-in-place	(0)	(0)	(0)
	Production	(271)	(125)	(395)
	Proved reserves at end of year	**1789**	**2474**	**4264**
	Of which: Proved developed reserves	1039	1712	2751
2004	Revisions and improved recovery	107	58	165
	Extensions and discoveries	44	2	46
	Purchase of reserves-in-place	57	189	246
	Sales of reserves-in-place	(13)	(15)	(29)
	Production	(263)	(139)	(402)
	Proved reserves at end of year	**1720**	**2569**	**4289**
	Of which: Proved developed reserves	952	1702	2654
2005	Revisions and improved recovery	82	59	141
	Extensions and discoveries	204	89	292
	Purchase of reserves-in-place	17	3	20
	Sales of reserves-in-place	(5)	(14)	(19)
	Production	(257)	(170)	(427)
	Proved reserves at end of year	**1761**	**2535**	**4295**
	Of which: Proved developed reserves	990	1693	2682
2006	Revisions and improved recovery	141	113	255
	Extensions and discoveries	20	32	52
	Purchase of reserves-in-place	0	0	0
	Sales of reserves-in-place	(3)	(0)	(3)
	Production	(244)	(170)	(415)
	Proved reserves at end of year	**1675**	**2510**	**4185**
	Of which: Proved developed reserves	955	1667	2622

Principles for booking proved reserves

Technical
Reasonably certain interpretation of reservoir and well data, and other observations(SEC Regulation SX)

Economic
Commercial conditions observed on the date of the estimate (SEC Regulation SX)

Contractual
Concessions and other income-sharing agreements: Statoil's share of production over the licence term.
Production sharing and similar agreements: SEC staff guidance and FAS 19

Project maturity
Commitment to develop (SPE/WPC/AAPG resource classification 2000 as applied to Norway)

STATOIL

E&P Norway
EBIT changes 3Q 06 to 4Q 06



STATOIL

E&P Norway
EBIT changes 4Q 05 to 4Q 06



STATOIL

E&P Norway
EBIT changes 2005 to 2006



STATOIL

Statoil production per field 4Q 2006

Statoil operated fields

1000 boepd

Statoil-operated	Share	4Q 2006 Produced volumes			Lifted	4Q 2005 Produced volumes			Lifted
		Oil	Gas	Total	Total	Oil	Gas	Total	Total
Statfjord	*1	57,9	19,0	76,8	91,5	74,9	17,9	92,8	101,5
Gullfaks	61,00 %	89,7	40,8	130,5	133,7	135,1	53,7	188,9	187,9
Gimle	47,23 %	8,3	0,0	8,3	3,5	0,0	0,0	0,0	0,0
Snorre	*4	23,2	0,3	23,5	15,8	24,5	0,7	25,2	20,7
Vigdis	28,22 %	19,1	1,1	20,2	18,6	19,3	1,3	20,6	21,3
Visund	32,90 %	13,2	8,7	22,0	25,0	8,4	7,8	16,1	23,3
Tordis	28,22 %	7,2	0,3	7,5	2,1	15,0	1,3	16,3	10,8
Sleipner	*2	30,9	122,8	153,7	147,6	33,7	129,9	163,6	165,6
Veslefrikk	18,00 %	3,0	0,1	3,1	4,0	5,1	0,0	5,1	6,0
Glitne	58,90 %	5,3	0,0	5,3	6,7	7,8	0,0	7,8	6,6
Huldra	19,88 %	0,8	4,7	5,5	6,0	1,8	6,2	8,0	7,8
Kvitebjørn	43,55 %	25,8	49,5	75,3	74,4	19,3	52,4	71,7	79,3
Troll Gas	20,80 %	5,2	118,1	123,3	123,7	1,4	113,4	114,8	119,1
Åsgard	25,00 %	42,3	42,0	84,2	88,4	42,2	41,7	83,9	81,7
Heidrun	12,41 %	16,0	2,4	18,4	22,0	15,9	2,4	18,3	18,4
Norne	*3	34,1	1,2	35,3	29,1	29,2	3,7	32,9	30,5
Mikkel	33,97 %	7,2	9,6	16,8	14,9	7,3	9,7	17,0	14,9
Kristin	41,30 %	37,6	25,9	63,5	59,2	6,7	5,4	12,1	11,7
Total Statoil-operated		427	446	873	866	448	448	895	907

*1 Statfjord Unit 44.34%, Statfjord Nord 21.88%, Statfjord Øst 25.05%, Sygna 24.73%

*2 Sleipner Vest 49.5%, Sleipner Øst 49.6%, Gungne 52.6%

*3 Norne 31%, Urd 50.45%

*4 Make up period in 24 months, share 15,34%

STATOIL

Statoil production per field 4Q 2006 (cont)

Partner operated fields

1000 boepd

Partner-operated	Share	4Q 2006 Produced volumes Oil	4Q 2006 Produced volumes Gas	4Q 2006 Produced volumes Total	4Q 2006 Lifted Total	4Q 2005 Produced volumes Oil	4Q 2005 Produced volumes Gas	4Q 2005 Produced volumes Total	4Q 2005 Lifted Total
Murchison	51,88 %	0,4	0,0	0,4	1,5	(1,7)	0,0	(1,7)	1,3
Troll Oil	20,80 %	40,2	0,0	40,2	33,6	47,1	0,0	47,1	47,5
Oseberg	15,30 %	30,6	8,1	38,7	37,6	37,0	12,5	49,5	50,1
Brage	12,70 %	2,5	0,3	2,8	2,5	3,0	0,3	3,3	4,4
Sigyn	50,00 %	8,3	7,0	15,3	15,0	10,4	7,7	18,1	19,2
Fram Vest	20,00 %	7,4	0,0	7,4	8,2	5,7	0,0	5,7	5,5
Ekofisk	0,95 %	3,3	0,7	4,0	3,9	3,0	0,6	3,6	4,6
Heimdal	20,00 %	0,1	1,1	1,2	1,2	0,2	0,8	1,0	0,9
Tune	10,00 %	0,2	4,9	5,1	5,4	0,8	5,4	6,2	6,3
Ringhorne Øst	3,12 %	0,8	0,0	0,8	1,8	0,0	0,0	0,0	0,0
Total partner-operated		**94**	**22**	**116**	**111**	**106**	**27**	**133**	**140**
Total		**507**	**402**	**989**	**977**	**553**	**475**	**1028**	**1047**

International E&P
EBIT – Changes 3Q 2006 to 4Q 2006



International E&P
EBIT – Changes 4Q 2005 to 4Q 2006



International E&P
EBIT – Changes 2005 to 2006



STATOIL

E&P International production

1 000 boe/day

Statoil entitlement	Share	4Q 2005				4Q 2006			
		Oil	Gas	Total	Lifted	Oil	Gas	Total	Lifted
Alba	17.00%	9.4	0.0	9.4	5.7	6.9	0.0	6.9	5.7
Caledonia	21.32%	0.4	0.0	0.4	0.5	0.1	0.0	0.1	0.0
Dunlin	28.76%	1.1	0.0	1.1	0.0	1.3	0.0	1.3	0.8
Jupiter	30.00%	0.0	1.9	1.9	1.9	0.0	1.5	1.5	2.2
Merlin	2.35%	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Schiehallion	5.88%	2.5	0.0	2.5	3.3	4.1	0.0	4.1	3.4
Lufeng	75.00%	8.2	0.0	8.2	6.2	4.2	0.0	4.2	5.7
ACG EOP + Azeri	8.56%	26.3	0.0	26.3	24.0	41.5	0.0	41.5	48.7
Sincor	15.00%	23.1	0.0	23.1	23.2	20.1	0.0	20.1	19.6
LL652	27.00%	0.9	0.0	0.9	0.9	0.0	0.0	0.0	0.0
Girassol/Jasmim	13.33%	27.2	0.0	27.2	31.4	13.6	0.0	13.6	12.5
Kizomba A	13.33%	30.3	0.0	30.3	30.0	22.9	0.0	22.9	20.2
Kizomba B	13.33%	31.4	0.0	31.4	31.5	21.7	0.0	21.7	30.9
Xikomba	13.33%	4.6	0.0	4.6	10.8	2.5	0.0	2.5	0.0
Dalia	13.33%	0.0	0.0	0.0	0.0	1.1	0.0	1.1	0.0
In Salah	31.85%	0.0	36.1	36.1	36.1	0.0	15.9	15.9	15.9
In Amenas	50.00%	0.0	0.0	0.0	0.0	6.7	0.0	6.7	2.0
Total		165.5	38.0	203.6	205.4	146.7	17.4	164.1	167.6

STATOIL

Natural gas
EBIT – Changes 3Q 2006 to 4Q 2006



*US margin business captured under "Other"

STATOIL

Natural gas
EBIT – Changes 2005 to 2006



*US margin business captured under "Other"

STATOIL

Manufacturing & Marketing
EBIT changes 3Q 2006 to 4Q 2006



Manufacturing & Marketing
EBIT changes 4Q 2005 to 4Q 2006



STATOIL

Manufacturing & Marketing
EBIT changes 2005 to 2006



Manufacturing & Marketing
Income statement

4Q 06	4Q 05	M&M - distribution of EBIT	*NOK bn* 2006	2005
0.4	0.5	Oil sales & trading	2.4	1.7
0.5	0.8	Manufacturing	3.7	3.4
0.4	-0.1	Marketing*	1.2	0.4
0.0	1.5	Borealis*	0.0	2.2
-0.2	-0.1	Other	-0.2	-0.1
1.1	**2.7**	**Total**	**7.0**	**7.6**

4Q 06	4Q 05	M&M - operational data	2006	2005
4.7	8.3	FCC margin (USD/bbl)	7.1	7.9
395	220	Contract price methanol (EUR/t)	300	225
-	217	Petrochemical margin (EUR/t)	-	161

STATOIL

Manufacturing & Marketing
Crude price development





STATOIL

Manufacturing & Marketing
Margins and prices

FCC NWE refining margins



Methanol contract price



STATOIL

Non-GAAP financial matters

- **Use and reconciliation of non-GAAP financial measures**

- Statoil is subject to SEC regulations regarding the use of "non-GAAP financial measures" in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

- For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil's 2005 Annual Report on Form 20-F.

  The following financial measures may be considered non-GAAP financial measures:
  • Return on average capital employed (ROACE)
  • Normalised production cost per barrel
  • Net debt to capital employed ratio

  ROACE
  Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil's use of ROACE should not be viewed as an alternative to income before financial items, income taxes and minority interest, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

STATOIL

Reconciliation ROACE

Calculation of numerator and denominator used in ROACE calculation (in NOK million, except percentages)	Year ended 31 December	
	2006	**2005**
Net income for the last 12 months	40 615	30 730
Minority interest for the last 12 months	720	765
After-tax net financial items for the last 12 months	(3 943)	887
Net income adjusted for minority interest and net financial items after tax (A1)	37 392	32 382
Calculated average capital employed:		
Average capital employed before adjustments (B1)	139 722	117 275
Average capital employed (B3)	138 030	117 197
Calculated ROACE		
Calculated ROACE based on average capital employed before adjustments (A1/B1)	26.8 %	27.6 %
Calculated ROACE based on average capital employed (A1/B3)	27.1 %	27.6 %

STATOIL

Normalised production cost per boe

Production cost per boe	Year ended 31 December 2006	2005
Total production costs last 12 months (in NOK million)	11,040	9,509
Produced volumes last 12 months (million boe)	414	427
Average USDNOK exchange rate last 12 months	6.41	6.44
Production cost (USD/boe)	4.16	3.46
Calculated production cost (NOK/boe)	26.6	22.3
Normalisation of production cost per boe		
Total production costs last 12 months (in NOK million)	11,040	9,509
Production costs last 12 months International E&P (in USD million)	350	263
Normalised exchange rate (USDNOK)	6.00	6.00
Production costs last 12 months International E&P normalised at USDNOK 6.00	2,101	1,578
Production costs last 12 months E&P Norway (in NOK million)	8,798	7,807
Total production costs last 12 months in NOK million (normalised)	10,899	9,385
Produced volumes last 12 months (million boe)	414	427
Adjustment for estimated loss of production under production sharing agreements	1	negligible
Estimated produced volumes	416	427
Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	26.2	22.0

Normalised production cost

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Statoil's production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost. The normalised figures for the relevant previous periods have been restated in order to facilitate comparison.
Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe.

Reconciliation net debt and capital employed

Calculation of capital employed and net debt to capital employed ratio (in NOK million)	31 December 2006	2005
Total shareholders' equity	122,228	106,644
Minority interest	1,465	1,492
Total equity and minority interest (A)	123,693	108,136
Short-term debt	5,515	1,529
Long-term debt	30,271	32,564
Gross interest-bearing debt	35,786	34,093
Cash and cash equivalents	(7,367)	(7,025)
Short-term investments	(1,031)	(6,841)
Cash and cash equivalents and short-term investments	(8,398)	(13,866)
Net debt before adjustments (B1)	27,388	20,227
Other interest-bearing elements	-	1,783
Adjustment for project loan	(2,443)	(2,723)
Net interest-bearing debt (B2)	24,945	19,287
Calculation of capital employed		
Capital employed before adjustments to net interest-bearing debt (A+B1)	151,081	128,363
Capital employed (A+B2)	148,638	127,423
Calculated net debt to capital employed		
Net debt to capital employed before adjustments (B1/(A+B1))	18.1%	15.8%
Net debt to capital employed (B2/(A+B2))	16.8%	15.1%

Net debt to capital employed ratio

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and short-term investments. Two further adjustments are made for two different reasons:

Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet, and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group.

Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE and normalised ROACE.

The table below reconciles net interest-bearing debt, capital employed and net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with GAAP.

STATOIL

Investor relations in Statoil

Lars Troen Sørensen	senior vice president	dlts@statoil.com	+47 51 99 77 90
Ragnar Bulie	IR manager	rabu@statoil.com	+47 51 99 42 01
Morten Sven Johannessen	IR officer	mosvejo@statoil.com	+47 51 99 22 16
Herlaug Louise Barkli	IR officer	hlba@statoil.com	+47 51 99 21 38
Lill Gundersen	IR assistant	lcag@statoil.com	+47 51 99 86 25

Investor relations in the U.S.A.:

Geir Bjørnstad	vice president	gebjo@statoil.com	+1 203 978 6950
Ole Johan Gillebo	IR analyst	ojgil@statoil.com	+1 203 978 6986

For more information: www.statoil.com/IR

STATOIL